Exhibit (h)(xix)

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This agreement (this “Agreement”) is entered into as of the 1st day of June, 2012, between Heitman Real Estate Securities LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Heitman REIT Fund, a series of the Trust, (the “Fund”) (initially capitalized expressions not otherwise defined in this Agreement shall have the meanings ascribed to them in that certain Investment Advisory Agreement dated as of June 1, 2012 by and between the Trust, on behalf of the Fund, and the Adviser).

WHEREAS, the Adviser believes that a two year limitation of the Fund’s expenses will enhance the Fund’s opportunities to maintain and grow assets, which, in turn, will benefit the Adviser by maintaining or increasing the asset based advisory fee received by the Adviser; and

WHEREAS, the Adviser is prepared to agree contractually to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses (excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in Form N-1A), interest, extraordinary items, and brokerage commissions) do not exceed the levels described below in accordance with the following terms and conditions.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction.  The Adviser agrees that from the commencement of operations of the Fund through June 3, 2014 it will reduce its compensation and/or reimburse certain expenses for the Fund to the extent necessary to ensure that the Fund’s total operating expenses (excluding taxes, “Acquired Fund Fees and Expenses,” interest, extraordinary items, and brokerage commissions) do not exceed (on an annual basis) 1.50%, 1.19% and 0.95%, as a percentage of average daily net assets, of Class A shares, Class Z shares and Institutional Class shares, respectively.

Fee Recovery.  The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Funds.

Amendment.  This Agreement shall remain in full force and effect unless and until terminated, modified or otherwise revised by the mutual agreement of the parties, as provided for in writing.

Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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[Signatures follow on next page.]

Executed as of the date first set forth above.

Heitman Real Estate Securities LLC

By:	/s/ Timothy J. Pire
Name:	Timothy J. Pire
Title:	Managing Director

FundVantage Trust, on behalf of the Heitman REIT Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President